Exhibit 99.1

Quhuo Announces Unaudited Fourth Quarter and Full Year 2020

Financial Results

BEIJING, China, April 30, 2021 (GLOBE NEWSWIRE) — Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading tech-enabled workforce operational solution platform in China, today announced its unaudited financial results for the four quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•	Revenues were RMB871.1 million (US$133.5 million), representing a 32.0% year-over-year increase.

•	Adjusted EBITDA was RMB 15.5 million (US$2.4 million), representing a 63.6% year-over-year increase.

•	Adjusted net income was RMB15.0 million (US$2.3 million), representing a 482.0% year-over-year increase. The adjusted net margin increased to 1.7% from 0.4% in the fourth quarter of 2019.

Fourth Quarter 2020 Operating Highlights

•

Sustained growth of on-demand food delivery. The number of average monthly delivery orders was 36.5 million, representing a 24.8% year-over-year increase and a 9.3% increase compared with the third quarter of 2020.

•

Diversified customer portfolio. As the Company continued to provide routine maintenance solutions for its industry customers in the mobility-as-a-service sector, it further deepened cooperation with Meituan’s two-wheeler service unit, and the shared two-wheeler services unit of Hello Inc., a leading local services platform in China.

•	Extensive service scope and geographical expansion.

•

The Company further expanded housekeeping solutions for the hotel industry, and has provided services to over 1,000 hotels and 2,700 B&Bs across 67 cities in China, including Hilton Hotels and Resorts, Kingkey Group, Marriott International, and Kempinski Hotels.

•	As for grocery and fresh food delivery, the Company fulfilled a total of 5.0 million orders, representing a 102.4% increase compared with the third quarter of 2020.

Full Year 2020 Financial Highlights

•	Revenues were RMB2,580.8 million (US$395.5million), representing a 25.5% year-over-year increase.

•	Adjusted EBITDA was RMB130.6 million (US$20.0 million), representing a 40.2% year-over-year increase.

•	Adjusted net income was RMB77.1 million (US$11.8 million), representing a 50.1% year-over-year increase. The adjusted net margin increased to 3.0% from 2.5% in 2019.

Full Year 2020 Operating Highlights

•	Sustained growth of on-demand food delivery. The number of average monthly delivery orders was 27.7 million, representing a 25.6% year-over-year increase.

•	As for grocery and fresh food delivery, the Company fulfilled a total of 8.0 million orders, compared with nil in 2019.

•

Continuing geographical expansion. As of the end of December 2020, the Company has expanded services to 111 cities nationwide. The number of delivery areas reached 1,076, representing a 33.0% year-over-year increase. The number of average monthly active workers was approximately 44,300 for 2020, representing a 35.4% increase from 2019.

Comment from Leslie Yu, Chairman and Chief Executive Officer of QUHUO: “We are pleased to report solid performance results across all business sectors in our first annual results since the IPO. It was a challenging year as the economy slowed down due to the impact of the COVID-19 pandemic. The business of some of our customers, especially those in the mobility and housekeeping industries, suffered when travel restrictions and other containment measures were implemented, and labor costs increased as a result of the labor shortage. Against these times of adversity, we delivered encouraging financial results while making solid progress in some new initiatives which we believe are critical for our long-term growth. For 2020, revenues increased by 25.5% to RMB2.6 billion compared with 2019. Adjusted EBITDA increased by 40.2% to RMB 130.6 million compared to the prior year. We believe that such improvement of profitability has demonstrated the effect of economies of scale and our operational efficiency driven by technology advancement.”

“2020 was a critical year for us to further develop and execute our strategies to diversify service offerings, and provide more opportunities for blue-collar jobseekers on our platform. By sector, our on-demand food delivery business maintained its industry-leading position with a 25.6% year-over-year increase in the number of the average monthly delivery orders. In the mobility sector which includes bike-sharing and ride-hailing businesses, we deepened cooperation with partners including Hello and Didi and continued to penetrate into more regions nationwide. We have also made great progress in the housekeeping solutions sector. We made strategic investments in Lailai, which specializes in housekeeping solutions for hotels and B&Bs, and Chengtu Home, a leading homestay service provider in China. These investments will accelerate our pace to gain a solid foothold in the housekeeping solutions sector. For 2021, as the containment of COVID-19 in China is gradually bringing life back to normalcy, we expect greater synergy to be created among our diverse solutions. In the meantime, we are building an infrastructure which will support a full series of services from recruiting blue-collar workers to providing vocational training that will increase their opportunities for better jobs. We believe such initiatives will enhance the stickiness of the Quhuo+ platform and enable us to gain long-term competitive advantage across various industries.”

Unaudited Fourth Quarter 2020 Financial Results

Revenues were RMB871.1 million (US$133.5 million), representing an increase of 32.0% year-over-year, primarily due to the increase in revenues generated from on-demand food delivery solutions.

•

Revenues from on-demand food delivery solutions were RMB847.5 million (US$129.9 million), representing an increase of 30.0% from RMB652.0 million in the fourth quarter of 2019, primarily due to the increase in delivery orders fulfilled as a result of the continued expansion into new geographical markets and the rapid growth of our grocery and fresh food delivery business, which contributed revenues of RMB36.0 million (US$5.5 million) in this quarter.

•

Revenues from shared-bike solutions were RMB10.6 million (US$1.6 million), representing an increase of 119.3% from RMB 4.8 million in the fourth quarter of 2019, primarily due to our expanding customer base and service scopes.

•

Revenues from ride-hailing solutions were RMB4.6 million (US$702,000), representing an increase of 55.2% from RMB3.0 million in the fourth quarter of 2019, primarily due to the increase in the number of vehicles we leased to ride-hailing drivers on our platform.

•

Revenues from housekeeping solutions and other services were RMB8.4 million (US$1.3 million), representing a significant increase from RMB205,000 in the fourth quarter of 2019, primarily due to our enlarged customer base for provision of housekeeping solutions, including hotels and B&Bs.

Cost of revenues was RMB831.0 million (US$127.4 million), representing an increase of 34.7% year-over-year, primarily due to the increased cost of revenues related to on-demand food delivery solutions.

•

Cost of revenues related to on-demand food delivery solutions were RMB812.3 million (US$124.5 million), representing an increase of 33.1% from RMB610.3 million in the fourth quarter of 2019, primarily due to increases in (1) service fees paid to riders , (2) insurance expenses for riders, and (3) hiring expenses.

•

Cost of revenues related to shared-bike maintenance solutions was RMB8.9 million (US$1.4 million), representing an increase of 127.0% from RMB3.9 million in the fourth quarter of 2019, which was generally in line with the rapid growth of revenues generated from bike-sharing maintenance solutions.

•

Cost of revenues related to ride-hailing solutions was RMB4.4million (US$678,000), representing an increase of 87.1% from RMB2.4 million in the fourth quarter of 2019, primarily due to the increase in the number of vehicles leased from third parties.

•

Cost of revenues related to housekeeping solutions and other services was RMB5.4 million (US$831,000), representing a significant growth from RMB205,000 in the fourth quarter of 2019, which was in line with the rapid growth of our housekeeping solutions and other services.

Gross profit was RMB40.1million (US$6.2 million), representing a decrease of 7.0% year-over-year, primarily due to the decrease in gross profit of on-demand food delivery solutions.

•

Gross profit of on-demand food delivery solutions was RMB35.3 million (US$5.4 million), representing a decrease of 15.4% compared to the fourth quarter of 2019, primarily due to increases in service fees paid to riders, insurance expenses and hiring expenses as a percentage of revenues.

•

Gross profit of shared-bike maintenance solutions was RMB1.8 million (US$268,000), representing an increase of 87.1% compared to the fourth quarter of 2019, which was generally in line with the rapid growth of revenues generated from bike-sharing maintenance solutions.

•

Gross profit of ride-hailing solutions was RMB158,000 (US$24,000), representing a decrease of 73.1% compared to the fourth quarter of 2019, primarily due to the number of vehicles leased from third parties increasing at a greater pace than the number of vehicles we leased to ride-hailing drivers on our platform.

•

Gross profit of house-keeping solutions and other services was RMB2.9 million (US$449,000), compared with gross loss in the fourth quarter of 2019, primarily due to the larger enlarged customer base for provision of housekeeping solutions, including hotels and B&Bs.

Operating expenses were RMB 47.2 million (US$7.2 million), representing an increase of 3.9% year-over-year. Excluding share-based compensation, this represents an 2.8% decrease year-over-year.

•

General and administrative expenses were RMB43.1 million (US$6.6million) (including share-based compensation of RMB5.9 million), representing an increase of 26.3% from RMB34.1 million (including share-based compensation of RMB2.9 million) in the fourth quarter of 2019. The increase was primarily due to increases in share-based compensation, rental and office expenses. Excluding share-based compensation, general and administrative expenses increased by 19.1% year-over-year, as a percentage of revenues, declined to 4.3% from 4.7% in the fourth quarter of 2019. As such, we believe that we achieved unit cost savings along with our business growth.

•

Research and development expenses were RMB4.7 million (US$728,000), representing an increase of 49.3% from RMB3.2 million in the fourth quarter of 2019, primarily due to the increase in the headcount of our research and development personnel.

Income tax benefit was RMB4.8 million (US$740,000), compared to the income tax expense of RMB1.2 million in the fourth quarter of 2019, primarily because some subsidiaries recorded profits as a result of improved operational results and, therefore, recognized deferred tax assets.

Net income attributable to Quhuo Limited was RMB12.0 million (US$1.8 million), compared with a net loss of RMB242,000 in the fourth quarter of 2019.

Adjusted EBITDA was RMB15.5 million (US$2.4 million), representing an increase of 63.6% from RMB9.5 million in the fourth quarter of 2019.(1)

Adjusted net income was RMB15.0 million (US$ 2.3 million), representing an increase of 481.9% from RMB2.6 million in the fourth quarter of 2019.(1)

Unaudited Full Year 2020 Financial Results

Revenues were RMB2,580.8 million (US$395.5 million), representing an increase of 25.5% year-over-year, primarily due to the increase in revenues generated from on-demand food delivery solutions.

•

Revenues from on-demand food delivery solutions were RMB2,536.8 million (US$388.8 million), representing an increase of 25.1% from RMB2,027.4 million in 2019, primarily due to the increase in delivery orders fulfilled as a result of the continuing expansion into new geographical markets and the rapid growth of grocery and fresh food deliveries.

•	Revenues from shared-bike maintenance solutions were RMB21.5 million (US$3.3 million), which remained relatively stable compared with RMB21.2 million in 2019.

•

Revenues from ride-hailing solutions were RMB10.1 million (US$1.6 million), representing an increase of 45.7% from RMB6.9 million in 2019, primarily due to the increase in the number of vehicles we leased to ride-hailing drivers on our platform.

•

Revenues from housekeeping solutions and other services were RMB12.4 million (US$1.9 million), compared with RMB262,000 in 2019, primarily due to our expanded provision of housekeeping solutions to hotels and B&Bs.

Cost of revenues was RMB2,388.3 million (US$366.0 million), representing an increase of 26.1% year-over-year, primarily due to the increased cost of revenues related to on-demand food delivery solutions.

•

Cost of revenues related to on-demand food delivery solutions was RMB2,346.0 million (US$359.5 million), representing an increase of 25.7% from RMB1,866.3 million in 2019, primarily due to increases in (1) service fees paid to riders, (2) insurance expenses for riders, and (3) hiring expenses.

•	Cost of revenues related to shared-bike maintenance solutions was RMB17.8 million (US$2.7 million), which remained relatively stable compared with 2019.

•

Cost of revenues related to ride-hailing solutions was RMB14.7 million (US$2.2 million), representing an increase of 62.2% from RMB 9.0 million in 2019, primarily due to the increase in the number of vehicles leased from third parties.

•	Cost of revenues related to housekeeping solutions and other services was RMB9.8 million (US$1.5 million), compared to RMB341,000 in 2019, which was in line with the business growth.

Gross profit was RMB192.5 million (US$29.5 million), representing an increase of 18.6% year-over-year, primarily due to the increase in gross profit of on-demand food delivery solutions in 2020.

•	Gross profit of on-demand food delivery solutions was RMB190.8 million (US$29.3 million), representing an increase of 18.5% compared with 2019.

•	Gross profit of shared-bike maintenance solutions was RMB3.6 million (US$559,000), representing an increase of 7.6% compared with 2019.

•	Gross loss of ride-hailing solutions was RMB4.6 million (US$701,000), representing an increase of 116.4% compared with 2019.

•	Gross profit of house-keeping solutions and other services was RMB2.6 million (US$400,000), compared with gross loss in 2019.

Operating expenses were RMB213.2 million (US$32.7 million), representing an increase of 22.0% year-over-year. Excluding share-based compensation, the increase was 20.7% year-over-year.

•

General and administrative expenses were RMB203.3 million (US$31.2 million) (including share-based compensation of RMB80.5 million), representing an increase of 26.1% from RMB161.2 million (including share-based compensation of RMB64.8 million) in 2019. The increase was primarily due to increases in staff cost, share-based compensation and rental and office expenses, partially offset by the decrease in professional fees. Excluding share-based compensation, general and administrative expenses increased by 27.4% from RMB96.4 million in 2019, as a percentage of revenues, remained relatively stable to 4.8% from 4.7% in 2019.

•

Research and development expenses were RMB13.1 million (US$2.0 million), representing an increase of 34.6% from RMB9.7 million in 2019, primarily due to the increase in the headcount of our research and development personnel.

Other income, net was RMB49.2 million (US$7.5 million), representing an increase of 77.5% from RMB27.7 million in 2019, primarily due to the increase in fair value change of investment in a mutual fund.

Income tax expense was RMB25.4 million (US$3.9 million), representing an increase of 17.8% from RMB21.6 million in 2019, primarily due to the increase in the taxable income generated from on-demand food delivery solutions.

Net income attributable to Quhuo Limited was RMB3.4 million (US$526,000), compared with a net loss of RMB11.8 million in 2019.

Adjusted EBITDA was RMB130.6 million (US$20.0 million), representing an increase of 40.0% from RMB93.1 million in 2019.(1)

Adjusted net income was RMB77.1 million (US$11.8 million), representing an increase of 50.1% from RMB51.4 million in 2019.(1)

(1)	See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of December 31, 2020, the Company had cash, short-term investments and restricted cash of RMB305.3 million (US$46.8 million) and short-term debt of RMB91.5 million (US$14.0 million).

CONFERENCE CALL

Quhuo will hold a conference call on Friday, April 30, 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Participant can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/7575197. Once preregistration has been completed, participants will receive dial-in numbers, a direct event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the direct event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.quhuo.cn/.

A replay will be accessible through 9:59 a.m. U.S. Eastern Time on May 8, 2021 (9:59 p.m. Beijing/Hong Kong time on the same day):

United States: +1-646-254-3697

International: +61-2-8199-0299

China Domestic: 400-6322-162

Hong Kong: +852-3051-2780

Conference ID: 7575197#

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income (loss) and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income (loss) represents net income (loss) before share-based compensation expenses. Adjusted EBITDA represents adjusted net income(loss) before income tax benefit(expense), amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net income (loss) to adjusted net income and adjusted EBITDA, respectively.

	Reconciliation of GAAP and Non-GAAP Results
	For the Three Months Ended				For the Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	(RMB‘000)	(RMB‘000)	(US$‘000)	(RMB‘000)	(RMB‘000)	(US$‘000)
Net income /(loss)	(284)	6,996	1,072	(13,449)	(5,604)	(859)
Less: Share-based Compensation	(2,868)	(8,040)	(1,232)	(64,799)	(82,667)	(12,669)
Adjusted net income/(loss)	2,584	15,036	2,304	51,350	77,063	11,810

Less: Income tax expense	(1,188)	4,830	740	(21,580)	(25,428)	(3,897)
Depreciation	(1,361)	(336)	(51)	(3,479)	(6,257)	(959)
Amortization	(2,121)	(3,860)	(592)	(10,632)	(13,749)	(2,107)
Interest	(2,227)	(1,105)	(169)	(6,093)	(8,068)	(1,236)
Adjusted EBITDA	9,481	15,507	2,376	93,134	130,565	20,009

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.5250 to US$1.00, the rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) is a leading workforce operational solution platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including food delivery, ride-hailing, housekeeping and bike-sharing. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,2019	As of December 31,2020	As of December 31,2020
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	126,779	97,807	14,990
Short-term investments	56,275	201,578	30,893
Restricted cash	—	5,948	912
Accounts receivable, net	276,966	381,248	58,429
Prepayments and other current assets	43,058	45,462	6,967
Amounts due from related parties	18,392	2,940	451

Total current assets	521,470	734,983	112,642

Non-current assets
Property and equipment, net	25,632	55,924	8,571
Intangible assets, net	66,818	111,990	17,163
Long-term investments	1,715	1,065	163
Goodwill	26,231	118,724	18,195
Deferred tax assets	3,893	2,370	363
Other non-current assets	98,137	105,501	16,169

Total non-current assets	222,426	395,574	60,624

Total assets	743,896	1,130,557	173,266

Liabilities, mezzanine equity and shareholders’ (deficit)/equity
Current liabilities
Accounts payables	232,276	268,939	41,217
Accrued expenses and other current liabilities	75,825	105,744	16,206
Short-term loans	143,979	91,544	14,030

Total current liabilities	452,080	466,227	71,453

Non-current liabilities
Deferred tax liabilities	2,556	727	111
Long-term debt	11,942	19,758	3,028
Other non-current liabilities	22,766	41,014	6,286

Total non-current liabilities	37,264	61,499	9,425

Total liabilities	489,344	527,726	80,878

Total mezzanine equity	1,031,001	—	—

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2019	As of December 31, 2020	As of December 31, 2020
	(RMB)	(RMB)	(US$)
Shareholders’ (deficit)/equity
Ordinary shares	17	36	6
Additional paid-in capital	434,151	1,779,923	272,785
Accumulated deficit	(1,212,257)	(1,208,827)	(185,261)
Accumulated other comprehensive loss	(1,231)	(14,843)	(2,275)

Total Quhuo Limited shareholders’ (deficit)/equity	(779,320)	556,289	85,255

Non-controlling interests	2,871	46,542	7,133

Total shareholders’ (deficit)/equity	(776,449)	602,831	92,388

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	743,896	1,130,557	173,266

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Three Months Ended			For the Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Revenues	660,029	871,071	133,497	2,055,789	2,580,810	395,526
Cost of revenues	(616,894)	(830,961)	(127,350)	(1,893,513)	(2,388,299)	(366,023)

Gross profit	43,135	40,110	6,147	162,276	192,511	29,503
Operating expenses
General and administrative	(34,107)	(43,084)	(6,603)	(161,160)	(203,299)	(31,157)
Research and development	(3,181)	(4,749)	(728)	(9,730)	(13,095)	(2,007)
Gains on disposal of intangible assets, net	(8,109)	643	99	(3,840)	3,243	497

Total operating expenses	(45,397)	(47,190)	(7,232)	(174,730)	(213,151)	(32,667)

Operating loss	(2,262)	(7,080)	(1,085)	(12,454)	(20,640)	(3,164)
Interest income	171	199	30	275	824	126
Interest expense	(2,227)	(1,105)	(169)	(6,093)	(8,068)	(1,236)
Other income, net	6,679	10,160	1,557	27,730	49,218	7,543
Share of net income from equity method investees	—	—	—	162	—	—
Foreign exchange gain/(loss)	(1,457)	(8)	(1)	(1,489)	(1,510)	(231)

Income before income tax	904	2,166	332	8,131	19,824	3,038
Income tax (expense)/benefit	(1,188)	4,830	740	(21,580)	(25,428)	(3,897)

Net income /(loss)	(284)	6,996	1,072	(13,449)	(5,604)	(859)
Net loss attributable to non-controlling interests	526	4,982	764	1,684	9,034	1,385

Net income/(loss) attributable to ordinary shareholders of the Quhuo limited	242	11,978	1,836	(11,765)	3,430	526

Non-GAAP Financial Data
Adjusted net income	2,584	15,036	2,304	51,350	77,063	11,810

Adjusted EBITDA	9,481	15,507	2,376	93,134	130,565	20,009

Income/(loss) per share
Basic	0.01	0.28	0.04	(0.79)	0.08	0.01
Diluted	0.01	0.24	0.04	(0.79)	0.07	0.01
Net income / (loss) used in basic income (loss) per share calculation	93	11,978	1,836	(11,765)	2,371	363
Net income / (loss) used in diluted income (loss) per share calculation	242	11,978	1,836	(11,765)	3,430	526
Weighted average number of ordinary shares used in Income/(loss) per share computation:
Basic	14,972,760	42,891,960	42,891,960	14,972,760	28,282,187	28,282,187
Diluted	44,717,446	50,841,511	50,841,511	14,972,760	48,517,987	48,517,987